Exhibit 99.24

NexTech AR 3D Platform Now Showing Three Million Content Views Per Month

NexTech’s 360 degree Hootview platform and 3D-AR eCommerce platform scale up to meet fast-growing market demand

New York, NY and Toronto, ON – March 28, 2019 – NexTech AR Solutions (the “Company” or “NexTech”) (OTC: NEXCF)(CSE: NTAR) )(FSE:N29) is pleased to announce that its 3D content is being viewed by consumers three million times per month and growing. The company is rapidly signing up customers for both its recently acquired Hootview platform as well as its web enabled AR eCommerce platform launched in January of 2019. NexTech’s existing customers include, Fluidmaster, Oro Alexander, Reef, Biltwell, VSI Products, Ernie Ball Music Man, and many others that have nothing but rave reviews.

Customer testimonial:

“This technology sets us apart from the competition by letting us put our best face forward. We have been developing our products over time - spending 365 days a year, 24 hours a day, 60 minutes an hour - whatever it takes. We’re completely obsessed with these products and making them as great as we possibly can. Someone has three seconds on the Internet to judge whether they like it or not. 360 views from NexTech helps us make the best possible presentation we can,” said Bill Bryant, co-founder of Biltwell. “Shoppers looking for functional, easy-to-install motorcycle products at a reasonable price were blown away by the engaging and deeper online shopping experience provided. Empowering consumers to interact with products as they would in a store not only increased customer satisfaction, but also resulted in tens of thousands of dollars in additional sales.”

Biltwell’s online conversion rate multiplied 2.7x with consumers that engaged with 360 views while shopping online. The imaging not only paid for itself in a month, but also created thousands of empowered and satisfied Biltwell consumers, validating the power of our technology in the eCommerce space.

Over the past 60 days NexTech has been building its sales team to meet the fast-growing market demand. It aims to expand to a total of ten sales team members in 2019.

“We are the only ‘full funnel’ end-to-end eCommerce solution for the AR industry, which includes offering 3D ads for Facebook and Google as well as ‘Try it On’ technology for online apparel, 3D and 360 degree product views and ‘one click buy.’ Our AR experience provides eCommerce site owners with a comprehensive solution that is affordable, scalable, customizable, and most importantly, easy to integrate within an existing web interface, making NexTech the leader in this emerging industry, ” said Evan Gappelberg, CEO of NexTech.

About NexTech AR Solutions Corp.

NexTech is bringing a next generation web enabled augmented reality (AR) platform with Artificial Intelligence (AI) and analytics to the Cannabis industry, eCommerce, education, training, healthcare and video conferencing. Having integrated with Shopify, Magento and Wordpress its technology offers eCommerce sites a universal 3D shopping solution. With just a few lines of embed code, the company’s patent-pending platform offers the most technologically advanced 3D-AR, AI technology anywhere.  Online retailers can subscribe to NexTechs state of the art, 3D-AR/AI solution for $79/mo. The company has created the AR industries first end-to-end affordable, intelligent, frictionless, scalable platform. To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

Media contact:

Erin Hadden

FischTank Marketing and PR

ehadden@fischtankpr.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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